

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Sachin Latawa
Chief Executive Officer
Tirios Propco Series LLC
8 The Green A
Dover, DE 19901

Re: Tirios Propco Series LLC
Amendment No. 7 to Offering Statement on Form 1-A
Filed February 8, 2024
File No. 024-12277

Dear Sachin Latawa:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024, letter.

Amendment 7 to Offering Statement on Form 1-A

Risk Factors
Risks Related to this Offering and Ownership of our Series Interests
If either the Manager or Company is required to register as a broker-dealer, page 16

1. You state here that "[t]he Company and Manager are relying on exemptions from the definition of "Broker" and "Dealer" for the sale of Series Interests and operation of the Secondary Trading Platform." Please clarify what exemptions you are referring to.

Procedure for Transfer on Tirios Secondary Platform, page 34

2. We note your revised disclosure in the second paragraph of section 8 on page 35 in response to comment 8. Please correct the page number in your added cross-reference to the section headed, "Securities being offered – General Restrictions on Transfer."

3.   We note your Section 15(a) analysis in response to comments 4 and 6. Notwithstanding
        your assertion that the Company and the Manager will not receive transaction-based
        compensation, please provide a detailed legal analysis as to why you believe the Company
        and/or the Manager would not be a "broker" or "dealer" under the Exchange Act as a
        result of their operation of the Tirios Secondary Platform. In your response, please cite to
        applicable case law, no-action letters, or other guidance. In addition, please clarify and
        address at least the following:
        • Whether customers open accounts with Dalmore;
        • Whether Dalmore maintains or handles customer funds or securities;
        • Whether the Tirios Secondary Platform transmits customer orders directly to the
          ATS;
        • Whether customers submit their orders directly to Dalmore;
        • Whether the Tirios Secondary Platform facilitates negotiations between customers;
          and
        • Whether the Company or Manager receives any compensation in connection with the
          operation of the Tirios Secondary Platform.

4.   Please provide a detailed description of the operation of the Tirios Secondary Platform
        and the lifecycle of a secondary transaction on the platform.

Independent Audit's Report, page FS-2

5.   Please have your independent auditor explain to us how it determined not to issue a going
        concern opinion on the financial statements given the company's lack of an operating
        history, accumulated losses to date and its dependency on financing to continue its
        business. We note the disclosure in Note 8 that discusses financial and other
        uncertainties. The assurances that the company can continue to generate cash flow from
        rental properties, raise capital through a Regulation A offering or that the Manager will
        always be in a position to provide funding when needed appear ambiguous and not
        determinative of the company's ability to continue as a going concern. Please advise or
        revise.

Exhibits

6.   We note that you have entered into rental agreements for the 283 Gabbro Gardens and 313
        Mica Trail properties. Please file the executed rental agreements as exhibits, rather than
        the form of the agreement.

Please contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.